July 15, 2019

VIA EDGAR AND FEDEX

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christopher Dunham

Re:	Intercorp Financial Services Inc.
Acceleration Request for Registration Statement on Form F-1
File No. 333-232554

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Intercorp Financial Services Inc. (the “Company”) hereby request that the effective date of the above-reference registration statement (the “Registration Statement”) be accelerated to July 17, 2019, at 4 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Shearman & Sterling LLP by calling Antonia Stolper at (212) 848-5009. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Shearman & Sterling LLP, Attention: Antonia Stolper, by facsimile to (646) 848-5009 or by email at antonia.stolper@shearman.com.

Sincerely yours,

By: /s/ Juan Antonio Castro Molina

      Name: Juan Antonio Castro Molina

      Title: Legal Representative

cc:	Antonia Stolper, Shearman & Sterling LLP

[Signature Page to Acceleration Request]